UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Share Purchase Agreement, dated August 22, 2023, by and among Goldcup 33660 AB, a wholly-owned subsidiary of NaaS Technology Inc., and existing shareholders of Charge Amps AB

99.2	Convertible Note Purchase Agreement, dated August 31, 2023, by and between the Registrant and LMR Multi-Strategy Master Fund Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By :	/s/ Alex Wu
Name:	Alex Wu
Title :	Chief Financial Officer

Date: August 31, 2023